March 22, 2005

Mail Stop 0409

<u>VIA U.S. MAIL AND FAX (336) 297-0931</u>

Mr. Frank C. Marchisello, Jr.
Executive Vice President and Chief Financial Officer
Tanger Properties Limited Partnership
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

Re: Tanger Properties Limited Partnership
        Form 10-K for the year ended December 31, 2004
        File No. 333-03526-01

Dear Mr. Marchisello:

        We have reviewed your above referenced filing and have the following
comments. We have limited our review to only your financial statements and related
disclosures and will make no further review of your document. As such, all persons who
are responsible for the adequacy and accuracy of the disclosure are urged to be certain
that they have included all information required pursuant to the Securities Exchange Act
of 1934.

        Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Note 17. Subsequent Events, page F-24

1. Please supplementally advise us how you considered SFAS 144 in evaluating the
    property in Seymour, Indiana for impairment, and in the subsequent accounting
    for the disposal of the property in the first quarter. In your response, specifically
    address the following:

    - What did you consider to be the long-lived asset (asset group) in your
      evaluation for impairment in accordance with paragraph 7 of SFAS 144?
    - How does the asset (asset group) that was sold in the first quarter of 2005
      qualify as a component of an entity in accordance with paragraph 41 of SFAS
      such that the loss on sale should be reflected in discontinued operations?
    - Was the property that was sold in the first quarter of 2005 under contract at
      December 31, 2004 at the subsequent sale price?

2. In addition, please clarify how you calculated the loss on sale of the property.
    Specifically, tell us the carrying amount of the property sold and the carrying
    amount of the excess land and outparcels retained.

*   *   *   *

As appropriate, please amend your Form 10-K and respond to these comments
within 10 business days or tell us when you will provide us with a response. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested supplemental information. Detailed cover letters greatly
facilitate our review. Please file your cover letter on EDGAR. Please understand that we
may have additional comments after reviewing your amendment and responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Eric McPhee, Staff Accountant, at (202) 824-5419 or me at (202) 824-5222 if you have questions.

Sincerely,

Steven Jacobs
Branch Chief